Exhibit 4.3

BCE INC. RESTRICTED SHARE UNIT PLAN

FOR EXECUTIVES AND OTHER KEY EMPLOYEES (2004)1

Section 1. Purpose

The purpose of the Restricted Share Unit Plan for Executives and Other Key Employees (2004) (the “Plan”) is to encourage the achievement of the Corporation’s objectives by the executives and other Key Employees of the Corporation and its Subsidiaries and to promote a greater alignment of interests between such executives and other Key Employees and the shareholders of the Corporation.

Section 2. Definitions

For the purpose of the Plan:

(a)	“Board” means the Board of Directors of BCE Inc.;

(b)	“Committee” means the Management Resources and Compensation Committee of the Board or any committee of the Board generally responsible for executive compensation;

(c)	“Share” means a common share without nominal or par value of the Corporation;

(d)	“Corporation” means BCE Inc.;

(e)	“Designated Broker” has the meaning assigned thereto in Section 9 hereof;

(f)

“Dividend Market Value” on any particular day means the market value of one Share and shall be calculated on the basis of the closing price for a board lot of Shares on the Toronto Stock Exchange on that day, or if at least one board lot of Shares shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one board lot was so traded; or if, at any time, the Shares are no longer listed on the Toronto Stock Exchange, then the market value shall be calculated on the basis of the closing price, on the aforesaid day, for a board lot of Shares on the stock exchange on which the Shares are listed and had the greatest volume of trading on that particular day;

(g)	“DSU” means a deferred share unit awarded under the Executive DSU Plan;

(h)	“Executive DSU Plan” means the BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997);

[1]	As amended on December 30, 2008, November 4, 2010, February 10, 2011, February 26, 2014 and February 4, 2016.

(i)	“Effective Date” has the meaning assigned thereto in Section 5 hereof;

(j)	“Eligible Key Employees” has the meaning assigned thereto in Section 5 hereof;

(k)	“Entitlement Date” has the meaning assigned thereto in Section 9 hereof;

(l)

“Key Employee” includes the officers or other employees of the Corporation or of any Subsidiary of the Corporation who, in the opinion of the Committee, have demonstrated a capacity for contributing a substantial measure to the successful performance of the Corporation or of such Subsidiary;

(m)	“Participant” means an Eligible Key Employee who has been granted Restricted Share Units under the Plan;

(n)

“Payout Market Value” on any particular day means the market value of one Share and shall be calculated using the volume weighted average of the trading price per Share of a board lot of Shares traded on the Toronto Stock Exchange or, in the event the Shares cease to be listed on the Toronto Stock Exchange, on the board lot of Shares on the stock exchange on which the Shares are listed, for the last 5 consecutive trading days ending immediately on the last trading day prior to that particular day;

(o)	“Performance Period” means up to a 3-year period as such is determined by the Committee and associated with an award of Restricted Share Units made to Participants pursuant to Section 5;

(p)	“Plan” means the BCE Inc. Restricted Share Unit Plan for Executives and Other Key Employees (2004), as amended from time to time;

(q)	“Price per Share” has the meaning assigned thereto in Section 9 hereof;

(r)	“Restricted Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant’s account in accordance with the terms and conditions of the Plan;

(s)	“Subsidiary” means any corporation a majority of whose shares normally entitled to vote in electing directors is owned directly or indirectly by the Corporation;

(t)	“Trustee” shall mean the trustee under the trust agreement entered into pursuant to Section 12 hereof;

(u)	“Vesting Schedule” has the meaning assigned thereto in Section 6 hereof;

(v)	“Vesting Percentage” has the meaning assigned thereto in Section 8 hereof; and

(w)	“Vested Restricted Share Units” has the meaning assigned thereto in Section 8 hereof.

Section 3. Administration

Subject to Section 5, Section 6, Section 9 and Section 21 hereof, the Plan and in any document approved by the Committee at time of grant, shall be administered by the Committee, the whole subject to applicable corporate and securities law requirements. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, a Participant and such Participant’s beneficiaries and legal representatives, the Corporation and its Subsidiaries, their employees and shareholders. All expenses of administration of the Plan shall be borne by the Corporation, including any reasonable brokerage fees relating to the purchase of Shares under the Plan. A Subsidiary however shall reimburse the Corporation for all such expenses incurred by the Corporation in relation to Participants employed by such Subsidiary.

Section 4. Eligibility

The Committee shall, from time to time, determine which Key Employees shall be eligible to be granted Restricted Share Units under the Plan (an “Eligible Key Employee).

Section 5. Grant of Awards

Subject to confirmation by the Board, the Committee shall, from time to time, choose those Eligible Key Employees to whom it recommends that Restricted Share Units be awarded and determine the number of Restricted Share Units which it recommends be awarded to such Eligible Key Employees. The Committee shall, subject to confirmation by the Board, recommend the effective date (“Effective Date”) of each award of Restricted Share Units under the Plan. Each award of Restricted Share Units shall be confirmed by an instrument in writing issued by the Corporation to the Participant.

Restricted Share Units awards are offered at the complete discretion of the Board, are not included in the normal compensation of any participant and shall not be considered in calculating any severance, termination or end of service payment. There is no entitlement to any additional award following any of the events described under Section 14 herein.

Section 6. Performance

The Committee shall, with respect to each award of Restricted Share Units made pursuant to Section 5 hereof, and as of the Effective Date of the award, establish the performance measures and objectives that shall determine the proportion, not exceeding 100%, of such award of Restricted Share Units becoming vested, and the vesting schedule applicable for the Performance Period (the “Vesting Schedule”). Such performance measures and objectives, Performance Period and Vesting Schedule shall be outlined in a document approved by the Committee at time of grant, as such document may be amended from time to time by the Committee, subject to Section 11 hereof. Such document, and any amendments thereto, shall be provided to each Participant at the time of awards of Restricted Share Units or thereafter, as required.

Section 7. Dividend like Amounts

A Participant’s account shall, from time to time, be credited with additional Restricted Share Units, the number of which shall be equal to the quotient determined by dividing: (i) the product determined by multiplying: (a) one hundred percent (100%) of the amount of each dividend declared and paid by the Corporation on its Shares, on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder), by (b) the number of Restricted Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (ii) the Dividend Market Value of a Share on the payment date of such dividend, with fractions computed to four decimal places. For greater clarity, the additional Restricted Share Units credited under this Section 7 hereof shall be subject to the Vesting Schedule applicable for the Performance Period as outlined in Section 6 hereof.

Section 8. Vested Restricted Share Units

Following the completion of a Performance Period, unless otherwise determined by the Committee, and subject to confirmation by the Board, the Committee shall assess the performance in light of the measures identified and the objectives set for such Performance Period and outlined in any document approved by the Committee at time of grant, as set forth in Section 6 hereof. The Committee shall then establish the proportion, not to exceed (100%), of such awards made pursuant to Section 5 hereof becoming vested as per the Vesting Schedule applicable to such Performance Period (the “Vesting Percentage”).

Subject to Section 14 hereof, a Participant shall have a number of Restricted Share Units become vested determined for the Performance Period, as A times B, where A is equal to the number of Restricted Share Units recorded in the Participant’s account and B is equal to the Vesting Percentage determined pursuant to Section 8 hereof (“Vested Restricted Share Units”). Any unvested Restricted Share Units at the end of a Performance Period shall be cancelled.

Section 9. Payment of Vested Restricted Share Units

No later than ninety (90) days following the end of the Performance Period, the Participant shall receive, in satisfaction of all the number of Vested Restricted Share Units recorded in the Participant’s account on such date (the “Entitlement Date”), a number of Shares to be purchased on the open market being equal to the number of Vested Restricted Share Units then recorded in the account of the Participant, or as may be adjusted pursuant to Section 18 hereof, and in the case of a payment in Shares, reduced by any applicable withholding taxes and other source deductions required by law to be withheld by the Corporation in connection with the total payments made in satisfaction of the Participant’s Vested Restricted Share Units.

Prior to 11:00 a.m. on the Entitlement Date, for any Shares to be purchased in satisfaction of some or all of the Vested Restricted Share Units, the Corporation shall notify the Trustee as to the number of Shares to be purchased on behalf of the Participants on the open market. As soon as practicable thereafter, the Trustee shall cause the purchase on the open market of the number of Shares requested by the Corporation and notify, or cause the notification to, the Participants and the Corporation of : a) the aggregate purchase price (“Aggregate Purchase Price”) of the Shares, b) the purchase price per Share, or, if the Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per Share (“Price per Share”), c) the amount of any related reasonable brokerage commission, and d) the settlement date for the purchase of the Shares. On the settlement date, upon payment of the Aggregate Purchase Price and related reasonable brokerage commission by the Corporation, the Trustee shall deliver, or cause to be delivered, to the Participant or to his Designated Broker the certificate representing the Shares. For purposes of delivery of Shares, a Participant may designate a broker to which the certificate representing such Shares shall be delivered (the “Designated Broker”). The Trustee may deliver the Shares through electronic means available for the secure transmission of securities. Any such designation may be changed from time to time by the Participant. Any entitlement to fractional Share Units shall be paid in cash based on the Price per Share.

Notwithstanding this Section 9, the Committee may, in its sole discretion, make changes to the manner in which the payment of Restricted Share Units is made, including if participants receive Shares, DSUs or another form of payment or the process of payment, provided that such changes do not, in the aggregate, adversely affect the rights of any Participant under the Plan. The Committee may delegate to such officer or officers of the Corporation, as it may determine, the administrative tasks related to implementing the changes in the payment methods or processes.

Section 10. Participant’s Account

The Corporation shall maintain in its books an account for each Participant recording at all times the number of Restricted Share Units granted to the Participant. Upon payment in satisfaction of Vested Restricted Share Units, whether in Shares, or other form of payment, such Vested Restricted Share Units and any unvested Restricted Share Units shall be cancelled.

Section 11. Amendments to, Suspension or Termination of, the Plan

The Board may from time to time amend, suspend or terminate the Plan in whole or in part. However, any such amendment, suspension or termination shall not adversely affect the rights of any Participant under the Plan and/or any document approved by the Committee at time of grant, in effect at the time of such amendment, suspension or termination without the consent of the affected Participant.

Notwithstanding the above paragraph, if the Board terminates the Plan, prior awards of Restricted Share Units shall, at the discretion of the Board, either (a) become immediately vested and payable in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect, vest and be payable in accordance with their applicable terms and conditions.

Section 12. Purchases on the Open Market

The Corporation shall enter into a trust agreement with such trust company as may be designated from time to time by the Corporation to act as trustee for Participants in respect of purchase of Shares on behalf of such Participants in accordance with the terms of the Plan. The Trustee shall be independent from the Corporation.

Purchases of Shares pursuant to the Plan shall be made on the open market by the Trustee or by a registered broker independent from the Corporation designated by the Trustee and who is a member of the Toronto Stock Exchange. Any such designation may be changed from time to time by the Trustee.

The Restricted Share Units, and any related Shares, that may be awarded under the Plan have not been registered under the U.S. Securities Act of 1933 as of the effective date of the Plan and the Corporation has no obligation to register such Restricted Share Units or Shares. The said Shares may not be offered or sold in the United States unless registered or an exemption from registration is available.

Section 13. Rights of Participants

Except as specifically set out in the Plan, no Eligible Key Employee, Participant or other person shall have any claim or right to any Shares deliverable in payment of Restricted Share Units granted pursuant to the Plan.

Neither the Plan nor any award thereunder shall be construed as granting an Eligible Key Employee or Participant a right to be retained as an employee of the Corporation or of any of its Subsidiaries or a claim or right to any future grants of Restricted Share Units. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of such Eligible Key Employee or Participant to terminate the employment of such Eligible Key Employee or Participant at any time. The payment of any sum of money in cash in lieu of notice of the termination of employment shall not be considered as extending the period of employment for the purposes of the Plan.

Under no circumstances shall Restricted Share Units (whether vested or unvested) be considered Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of the Shares, nor shall any Participant be considered the owner of the Shares until after the date of the purchase of any Shares on the open market.

Section 14. Treatment of Restricted Share Units Upon the Occurrence of Certain Events

The Committee shall, with respect to each award of Restricted Share Units made pursuant to Section 5 hereof, and as of the Effective Date of the award, establish the treatment of Restricted Share Units upon the occurrence of certain events, such as (among others): change of control, termination of employment, retirement, voluntary resignation, long-term disability, death, leave of absence, and transfer to a nonparticipating Subsidiary. Such determination shall be outlined in a document approved by the Committee at time of grant, as such document may be amended from time to time by the Committee, subject to Section 11 hereof. Such document, and any amendments thereto, shall be provided to each Participant at the time of awards of Restricted Share Units or thereafter, as required.

Section 15. Compliance with Applicable Laws

Any obligation of the Corporation with respect to its Shares pursuant to the terms of the Plan is subject to compliance with all applicable laws. Should the Corporation, in its sole discretion, determine that it is not feasible to make payment of a Restricted Share Unit in Shares by reason of any such laws, such obligation shall be satisfied by means of an equivalent cash payment. The Participant shall comply with all such laws and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

Section 16. Withholding Taxes

The Corporation shall be entitled to deduct any amount of withholding taxes and other withholdings from any amount paid or credited hereunder.

Section 17. Transferability

In no event may the rights or interests of a Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

Section 18. Alteration of Number of Restricted Share Units Subject to the Plan

In the event that the Shares shall be subdivided or consolidated into a different number of Shares, or dividend shall be declared upon the Shares payable in Shares (other than a dividend which may be paid in cash or in shares at the option of the shareholder), the number of Restricted Share Units awarded to a Participant shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the dividend, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Restricted Share Units awarded to the Participant on the record date fixed for such stock dividend, subdivision or consolidation.

In the event that the outstanding Shares shall be changed into or exchanged for a different number or kind of securities of the Corporation or of another corporation, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, then there shall be substituted for each Share referred to in the Plan the kind of securities into which each outstanding Share shall be so changed or for which each such Share shall be exchanged and an equitable adjustment shall be made, if required, in the number of Restricted Share Units then recorded in the Participant’s account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the event there shall be any change, other than as specified above in this section, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which it shall have been changed or for which it shall have been exchanged, then there shall be substituted for each Share referred to in the Plan or for each security into which such Shares shall have been so changed or exchanged, the kind of securities into which each outstanding Share of each such security shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Restricted Share Units then recorded in the Participant’s account such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the case of any such substitution, change or adjustment as provided for in this section, the variation shall generally require that the dollar value of the Restricted Share Units awarded to the Participant prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such dollar value after the variation.

In the event that, at the time contemplated for the purchase of Shares under the Plan, there is no public market for the Shares or for securities substituted therefore as provided by this section, the obligations of the Corporation under the Plan shall be met by a payment in cash.

Section 19. Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded until payment of the Vested Restricted Share Units as set forth in Section 9 hereof.

Section 20. Governing Law

The Plan shall be governed by and interpreted in accordance with the laws in force in the province of Quebec and the Federal laws applicable therein.

Section 21. Effective date of the Plan

The effective date of the Plan shall be January 1, 2004.

Universal 409 Amendment Document

Except as may be specifically agreed to in writing by BCE, Inc. (the “Company”) after December 31, 2008 or as may otherwise be specifically provided in an applicable plan document, for purposes of benefits or amounts covered by Section 409A of the United States Internal Revenue Code (the “Code”) under the Share Unit Plan for Non-Employee Directors (1997), the Share Unit Plan for Senior Executives and Other Key Employees (1997), and the BCE Inc. Restricted Share Unit Plan for Executives and other Key Employees (2003) (collectively “Covered Awards”):

1. For any Covered Awards which are to be settled upon a director ceasing to be on the Board of Directors and an executive or other key employee having a termination of employment, as the case may be, such settlement shall occur in the year after the year in which such cessation or termination occurs.

2. Any payment in settlement of a Covered Award will be delayed to the extent necessary to avoid a violation of Code Section 409A(a)(2)(B)(C);and

3. The term “Specified Employee” shall have the meaning ascribed thereto by Section 409A of the Code and the regulations promulgated thereunder and in determining whether an employee is a Specified Employee, the following rules shall apply:

(a)

The compensation of the Employee shall be determined in accordance with the definition of compensation provided under Treas. Reg. Section 1.415(c)-2(d)(3) (wages within the meaning of Section 3401(a) of the Code for purposes of income tax withholding at the source, plus amounts excludible from gross income under Sections 125(a) and 402(e)(3) of the Code).

(b)

For purposes of determining whether an Employee is a Specified Employee, the compensation of the Employee shall be determined in accordance with the definition of compensation provided under Treas. Reg. Section 1.415(c)-2(d)(3) (wages within the meaning of Code section 3401(a) for purposes of income tax withholding at the source, plus amounts excludible from gross income under section 125(a), 132(f)(4), 402(e)(3), 402(h)(1)(B), 402(k) or 457(b), without regard to rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed); provided, however, that, with respect to a nonresident alien who is not a Participant in the Plan, compensation shall not include compensation that is not includible in the gross income of the Employee under Code Sections 872, 893, 894, 911, 931 and 933, provided such compensation is not effectively connected with the conduct of a trade or business within the United States. Notwithstanding anything herein to the contrary, (i) if a difference definition of compensation has been designated by the Company with respect to another nonqualified deferred compensation plan in which a key employee participates, the definition of compensation shall be the definition provided in Treas. Reg. Section 1.409A-1(i)(2), and (ii) the Company may through action that is legally binding with respect to all nonqualified deferred compensation plans maintained by the Company, elect to use a different definition of compensation.

(c)

In the event of corporate transactions described in Treas. Reg. Section 1.409A-1(i)(6), the identification of Specified Employees shall be determined in accordance with the default rules described therein, unless the Company elects to utilize the available alternative methodology through designations made within the timeframes specified therein.

(d)	Specified Employee Identification Date means December 31, unless the Company has elected a different date through compensation plans maintained by the Employer.

(e)

Specified Employee Effective Date means the first day of the fourth month following the Specified Employee Identification Date, unless a different date is selected in writing by the Company for this purpose.

4. For purposes of a Covered Award, “change in control” shall have the meaning described in the relevant plan document but no payment or settlement of a Covered Award will be made solely by reason of a change in control, as so described, unless it is also a “change in control event” as defined in the Income Tax Regulations Code under Section 409A.

5. “termination of employment”, “employment is terminated”, “cessation of employment” and other similar words shall mean with respect to an employee.

“Separation from Service” as such term is defined in the Income Tax Regulations under Section 409A of the Code as modified by the rules described below:

(i)

except in the case where the employee is on a bona fide leave of absence pursuant to the Company’s policies as provided below, the employee is deemed to have incurred a Separation from Service on a date if the Company and the employee reasonably anticipate that the level of services to be performed by the employee after such date would be permanently reduced to 20% or less of the average services rendered by the employee during the immediately preceding 36-month period (or the total period of employment, if less than 36 months), disregarding periods during which the employee was on a bona fide leave of absence;

(ii)

if the employee is absent from work due to military leave, sick leave, or other bona fide leave of absence pursuant to the Company’s policies, the employee shall incur a Separation from Service on the first date that the rules of (a)(i), above, are satisfied following the later of (i) the 6 month (12 month for a disability leave of absence) anniversary of the commencement of the leave or (ii) the expiration of the employee’s right, if any, to reemployment under statute, contract or to Company policy. For this purpose, a “disability leave of absence” is an absence due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, where such impairment causes the employee to be unable to perform the duties of his job or a substantially similar job;

(iii)	for purposes of determining whether another organization is an Affiliate of the Company, common ownership of at least 50% shall be determinative;

(iv)

the Company specifically reserves the right to determine whether a sale or other disposition of substantial assets to an unrelated party constitutes a Separation from Service with respect to an employee providing services to the seller immediately prior to the transaction and providing services to the buyer after the transaction. Such determination shall be made in accordance with the requirements of Section 409A of the Code;